EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended
	September 30,
	2009	2008

Basic Earnings Per Share

Net earnings	$619,000	$218,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,723,000	7,643,000

Basic Earnings Per Share	$0.08	$0.03

Diluted Earnings Per Share

Net earnings	$619,000	$218,000

Weighted-average Common Shares:

Outstanding	7,723,000	7,643,000

Stock Options	37,000	56,000

Restricted Stock	129,000	301,000

Diluted Shares Outstanding	7,890,000	8,000,000

Diluted Earnings Per Share	$0.08	$0.03